SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: September 23, 2009
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     On September 23, 2009, Navios Maritime Partners L.P. (“Navios”) issued a press release announcing the closing of its follow-on offering of 2,800,000 common units at $12.21 per common unit, raising gross proceeds of approximately $34.2 million. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     On September 18, 2009, Navios entered into an Underwriting Agreement with the underwriters identified therein in connection with its public offering. A copy of the executed Underwriting Agreement is filed as Exhibit 1.1 as part of this Report and is incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. is filed as Exhibit 5.1 as part of this Report.
     The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3,
File No.  333-157000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: September 29, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Underwriting Agreement dated September 18, 2009

5.1	Opinion of Reeder & Simpson P.C. dated September 18, 2009

99.1	Press Release dated September 23, 2009